May 6, 2010

Dynavax Technologies Corporation

2929 Seventh Street, Suite 100

Berkeley, CA 94710

RE: Dynavax Technologies Corporation

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the sale by Dynavax Technologies Corporation (the "Company") of 800,860 shares of the Company's Common Stock (the "Shares") under the Equity Distribution Agreement dated as of August 17, 2009 by and between the Company and Wedbush Morgan Securities, Inc. (the "Agreement").

In connection with this opinion, we have examined and relied upon the representations and warranties as to factual matters contained in and made pursuant to the Agreement by the various parties and originals or copies certified to our satisfaction, of such records, documents, certificates, opinions, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below.

In rendering this opinion, we have assumed: the genuineness and authenticity of all signatures on original documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; the accuracy, completeness and authenticity of certificates of public officials; and the due authorization, execution and delivery of all documents, where authorization, execution and delivery are prerequisites to the effectiveness of such documents. We have also assumed that all individuals executing and delivering documents had the legal capacity to so execute and deliver.

On the basis of the foregoing, in reliance thereon and with the foregoing qualification, we are of the opinion that the Shares have been duly authorized and validly issued and are outstanding, fully paid and nonassessable.

Very truly yours,

Cooley llp

By: /s/ Glen Y. Sato

Glen Y. Sato